Supplement Dated June 14, 2024

to the Annual Notice dated April 29, 2024

for

Flexible Premium Last Survivor Variable Life Insurance Policy

issued by

EquiTrust Life Insurance Company

through

EquiTrust Life Variable Account II

This Supplement updates certain information contained in the above-referenced Annual Notice regarding the Investment Options available under your Flexible Premium Last Survivor Variable Life Insurance Policy (the “Policy”). Please read this Supplement carefully and retain it for future reference.

Effective June 1, 2024, the Fidelity® VIP Index 500 Portfolio and its investment adviser, Fidelity Management & Research Company, entered into an expense agreement which limits the Portfolio’s total annual operating expenses to 0.09%. The Portfolio’s expenses may only be increased by a majority vote of both the Board of Trustees of Fidelity® Variable Insurance Products Funds and the Portfolio’s shareholders.

Because the Portfolio is the least expensive Investment Option available under the Policy, the table that identifies the minimum and maximum total operating expenses charged by any of the Investment Options that you may pay periodically during the time that you own the Policy, which appears in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY” section of the Annual Notice, is replaced with the following:

Annual Fee	Minimum	Maximum
Investment Options (portfolio company fees and expenses)*	0.09%	1.41%

*As a percentage of Investment Option assets.

The Current Expenses figure for the Fidelity® VIP Index 500 Portfolio in the “INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY” section of the Annual Notice is replaced with 0.09%.

*   *   *

If you have any questions about your Policy or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-877-249-3689.

Additional information about the Investment Options available under your Policy can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling our Home Office at 1-877-249-3689 or by sending an email request to LifePolicyService@fbfs.com.